                               SMITH MACKINNON, PA
                            PROFESSIONAL ASSOCIATION
                                ATTORNEYS AT LAW
                                                         POST OFFICE BOX 2254
                                    SUITE 800        ORLANDO, FLORIDA 32802-2254
                                  CITRUS CENTER
                             255 SOUTH ORANGE AVENUE  TELEPHONE (407) 843-7300
                             ORLANDO, FLORIDA 32801   FACSIMILE (407) 843-2448
                                                        EMAIL: JPG7300@AOL.COM

JOHN P. GREELEY

                                                             November 23, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0408

Attention: Mr. Todd K. Schiffman
           Assistant Director

       Re: First State Financial Corporation
           Form S-1 filed October 18, 2004
           File No. 333-119800

Dear Mr. Schiffman:

      This is in response to your letter dated November 17, 2004 concerning the above-captioned filing. The following responses have been numbered to correspond with the numbered comments set forth in the staff's letter. As a matter of convenience, the staff's comments and headings are repeated below with the Company's responses set forth immediately following each comment. Page references are to those pages in Amendment No. 1 to the Registration Statement (the "Registration Statement") filed concurrently herewith. Please note that the Amendment No. 1 includes an increase in the number of shares of common stock in the offering from 1,500,000 shares to 1,850,000 shares (and a corresponding increase in the overallotment shares from 225,000 shares to 277,500 shares). As a result, an additional filing fee of $612 has previously been forwarded by the Company as additional filing fees for the registration of the additional shares.

General

1. Please revise the prospectus to comply with the plain English rules. For example, eliminate legalisms such as therewith, herein, therein, and hereunder.

      Response: The requested disclosures have been provided. See pages 16 and 57.